82-1173

03 MAR 11 AM 7:21

03007267

INTERNATIONAL INC.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

SUPPL

INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

(Unaudited)

FINANCIAL HIGHLIGHTS

FOR THE NINE MONTHS ENDED DECEMBER 31 (IN THOUSANDS)

	2002	2001	2000
Results from operations			
Assets	$ **21,600,601**	$ 18,788,280	$ 18,884,324
Total revenues	$ **9,781,515**	$ 11,948,890	$ 8,461,453
Cashflow from operations	$ **(2,707,057)**	$ 1,933,255	$ (54,109)



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MANAGEMENT REPORTS OPERATING INCOME IN THE THIRD QUARTER OF $334,308.

Q3 ACHIEVEMENTS

- Winzen's operating income for three months ended December 31 decreased to $334,308, from $834,336 in the second quarter.
- Rental operations income decreased to $563,988 from $630,958 in the third quarter last year due to continuing sales of Grande Regency rental units.
- The Company sold and closed five units in the *Manors of Everett* project and two units in the *Grande Regency.*
- The Company continued construction and marketing of *Sheldon Point*, the 68-unit townhouse project in Burlington. There were 55 sales as at the end of the quarter. Eight semis from the project were completed and closed in the quarter.
- The Company closed the purchase of one lot in the 33-lot Silverbrooke subdivision in November 2002, for the purpose of building a model home. The model home was started after closing.

CORPORATE PROFILE

Winzen International Inc. (Winzen Properties Inc. effective January 2003) is a diversified real estate company focused on ownership and value enhancement of residential and commercial rental properties, as well as the development and construction of new homes in the Greater Toronto Area. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investment in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the nine months ended December 31, 2002, a quarter in which the Company closed eight sales in *Sheldon Point by the Creek,* two sales in the *Grande Regency* and five sales in the *Manors of Everett*. Sales in these three projects combined to produce the operating profit in the quarter. Construction continued on the *Sheldon Point* project in the quarter, increasing the amount of property held for development at the end of the period. The third quarter results maintain continued profitability for the company and our pace for achieving our targets for the March 31, 2003 year end.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the nine months ended December 31, 2002, cashflow from operations decreased to ($2,705,057), compared with $1,933,255 in 2001. This is a result of the Sheldon Point project continuing to be constructed in the quarter versus the completion and closing of 54 units in the *Silver Creek* townhouse project last year. The gain from operations for the three months ended December 31, 2002 was $334,308 compared to $1,435,303 in the prior year. Again this was due to the earlier timing of closings in the third quarter last year. The Company fully used tax loss carry forward amounts from prior years in the March 31, 2001 fiscal year. This resulted in no current income taxes in 2001 versus a current income tax provision of $800,000 at a 40% tax rate for the nine months ended December 31, 2002.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $2,444,328 in revenue from the sale of properties. Eight semis closed in the quarter at *Sheldon Point by the Creek* for revenue of just over $1.5 million.

Five closings occurred in *The Manors of Everett* in the second quarter, totaling $575,422 for the Company's 50% interest in the project. There were two condominium sales in the *Grande Regency* in the amount of $332,000.

Property Development

There was $9.6 million in property development at the end of the quarter, primarily in *Sheldon Point*. The Company continues to build homes on an as-sold basis at *The Manors of Everett* and has three models. The Company also continues to sell higher priced homes in Everett that are targeted to a trade-up market to increase building profit. There are a further four sales in *The Manors of Everett* scheduled to close in the fourth quarter.

At the *Sheldon Point by the Creek* townhouse development construction was over eighty percent complete, with $7.3 million in total land, development and construction costs at the end of the quarter. One model home has been completed for sales purposes. Sales have continued at a

steady pace during the construction period. As of the date of this report, 59 of the 68 units have been sold. Twenty-three units are expected to close in the fourth quarter.

Winzen's residential development business continues to benefit from strong purchaser demand driven by lower interest rates.

Rental Properties

The Company held $9.6 million in rental properties at the end of December 31, 2002. Net operating income from rental properties has increased significantly this year due to the expensing of large expenditures spent on improving properties reducing operating income in the prior year.

At *The Westway* property, gross revenues were $845,380 for the nine months compared to $810,329 last year – an increase of 4.3%. The property continues to operate without vacancies and with an outstanding collection record. The rental market in Toronto has softened recently resulting in higher vacancy rates. It is anticipated this trend will continue resulting in some downward pressure on rental rates. Higher utility costs and the cold winter will also have a negative impact on operating results in the third quarter.

The *Kennedy Road* net rental income increased by 6.4 % to $220,419, for the nine months from $207,205 in the prior nine month period. At *837 Queenston Road* in Stoney Creek, there were two vacancies in the quarter, compared to three in the third quarter of last year.

A LOOK AHEAD

As we look to the last quarter of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. The Company expects to sell the remaining nine *Sheldon Point* units by the end of the first quarter of the next fiscal year and close the remaining twenty eight sold townhouses in the first quarter after condominium registration. The Company started marketing *Applewood Orchards* – its 75 single family detached home site in Burlington this month. A model home will be completed on site shortly. The closing of the property was delayed to the spring due to the vendor's servicing of the site being incomplete prior to the onset of winter. In January 2003, the Company received approval from the City of Cambridge to proceed with a site plan for 73 townhouse units subject to satisfying certain conditions. Construction at both sites is planned to start in the spring of 2003 based on successful marketing campaigns. The Company has started construction of a model and marketing of the 33 single family house lots at its *Silverbrooke* site north of Everett. Given the increasingly more difficult market conditions expected in 2003, we will focus on the completion of our recent acquisitions. It is our expectation the new sites will significantly increase revenue from residential construction. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in earnings.

On behalf of management and the board,
February 28, 2003

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		December 31 2002 [unaudited]		March 31 2002 [audited]
Assets				
Rental properties	$	**9,715,426**	$	11,738,725
Properties held for development and resale		**9,646,930**		3,311,468
Investment in St. Hubert properties		**414,659**		414,659
Cash		**301,078**		17,065
Marketable securities		**422,640**		631,064
Receivables and other assets		**1,099,868**		1,646,933
	$	**21,600,601**	$	17,759,914
Liabilities				
Property financing	$	**9,764,386**	$	12,296,043
Construction financing		**3,714,824**		188,774
Accounts payable and accrued liabilities		**1,452,393**		974,063
Loans payable		**603,812**		546,717
Future income taxes		**676,000**		676,000
Income taxes payable		**810,146**		6,146
	$	**17,021,561**	$	14,687,743
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**2,351,586**		844,717
	$	**4,579,040**	$	3,072,171
	$	**21,600,601**	$	17,759,914

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	9 Months 2002	9 Months 2001	3 Months 2002	3 Months 2001
Revenue				
Real estate sales	$ **7,902,729**	$ 9,805,263	$ **2,444,328**	$ 9,690,013
Rental operations	**1,741,149**	1,912,708	**563,988**	630,958
Property management	**77,162**	83,160	**26,855**	22,429
Interest and other	**55,470**	140,026	**15,763**	101,681
Commission	$ **5,005**	$ 7,735	**-**	7,735
	$ **9,781,515**	$ 11,948,892	$ **3,050,934**	$ 10,452,816
Expenses				
Cost of real estate sales	$ **4,917,257**	$ 8,068,768	$ **1,799,202**	$ 7,994,428
Rental operations	**1,211,633**	1,622,469	**382,577**	635,601
Administrative and general	**695,910**	515,532	**318,261**	203,880
Selling and operating	**282,597**	239,489	**209,340**	173,356
Other interest	**15,412**	41,154	**7,246**	10,248
	$ **7,122,809**	$ 10,487,412	$ **2,716,626**	$ 9,017,513
Operating income	$ **2,658,706**	$ 1,461,480	$ **334,308**	$ 1,435,303
Amortization of rental properties and other capital assets	**294,141**	234,140	**71,380**	111,379
Amortization of financing fee	**44,152**	36,768	**14,384**	4,000
Amortization of goodwill	**-**	39,750	**-**	13,250
Income before income taxes	**2,320,413**	1,150,822	**248,544**	1,306,674
Provision for large corporations tax	**13,544**	-	**4,544**	-
Provision for current income taxes	**800,000**	-	**99,456**	-
Provision for future income taxes	**-**	-	**-**	-
Provision for income taxes	**813,544**	-	**104,000**	-
Net income (loss)	$ **1,506,869**	$ 1,150,822	$ **144,544**	$ 1,306,674
Retained earnings, Beginning of period	$ **844,717**	$ 402,726	$ **2,207,042**	$ 246,874
End of period	$ **2,351,586**	$ 1,553,548	$ **2,351,586**	$ 1,553,548
Net income (loss) per share	$ **0.16**	$ 0.12	$ **0.02**	$ 0.14
Common shares outstanding	**9,644,100**	9,644,100	**9,644,100**	9,644,100

CONSOLIDATED STATEMENT OF CASH FLOW

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	9 Months 2002	9 Months 2001	3 Months 2002	3 Months 2001
Cash flow from operating activities				
Net income (loss)	$ 1,506,869	$ 1,150,822	$ 144,544	$ 1,306,674
Items not affecting cash:				
Depreciation and amortization	338,293	310,658	85,764	128,629
Funds from operations	1,845,162	1,461,480	230,308	1,435,303
Change in non-cash operating working capital items				
Accounts and mortgage receivable	502,913	290,440	(104,696)	34,262
Additions to properties held for development and resale	(6,335,462)		(983,804)	
Accounts payable and accrued liabilities	478,330	181,335	(377,426)	(305,470)
Income taxes payable	804,000		104,000	
	$ (4,550,219)	$ 471,775	$ (1,361,926)	$ (271,208)
	$ (2,705,057)	$ 1,933,255	$ (1,131,618)	$ 1,164,095
Cash flow from investing activities				
Disposition of rental properties	$ 1,729,158	$ 1,236,746	$ 180,446	$ 7,008,576
Investment in marketable securities	208,424	(508,677)	(230,507)	(533,886)
	$ 1,937,582	$ 728,069	$ (50,061)	$ 6,474,690
Cash flow from financing activities				
Mortgage proceeds(repayment)	$ (2,531,657)	$ 785,439	$ (222,310)	$ (522,091)
Construction financing (repayment)	3,526,050	(2,129,574)	970,045	(5,889,741)
Proceeds from loans payable	57,095	(397,358)	114,370	(338,000)
	$ 1,051,488	$ (1,741,493)	$ 862,105	$ (6,749,832)
Increase (decrease) in cash during the period	$ 284,013	$ 919,831	$ (319,574)	$ 888,953
Bank (indebtedness), beginning of period	$ 17,065	$ (729,591)	$ 620,652	$ (698,713)
Bank (indebtedness), end of period	$ 301,078	$ 190,240	$ 301,078	$ 190,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2002

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2002.

2 SHARE CAPITAL

	December 31, 2002		March 31, 2002	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen